PRESS RELEASE

BROOKFIELD CANADA OFFICE PROPERTIES CELEBRATES UNVEILING OF COMPLETED REJUVENATION PROGRAM AT FIRST CANADIAN PLACE

TORONTO, October 25, 2012 – Brookfield Canada Office Properties Inc. (BPO: TSX, NYSE), the country’s preeminent office REIT (Real Estate Investment Trust), announced today that after three years of extensive exterior and interior renovation work, First Canadian Place celebrates the completion of its large-scale rejuvenation project, Redefining First. Brookfield, along with ownership partners Canada Pension Plan Investment Board (CPPIB) and Alberta Investment Management Corporation (AIMCo), transformed the 72-storey, 2.8-million-square-foot building into a spectacular, energy-conscious centre for business, retail, and pleasure. The iconic office tower, Canada’s largest, will be officially relaunched on October 25, 2012 with a ribbon-cutting ceremony, entertainment, and public reception.

DESIGN DETAILS

The most visible change is the total recladding of the building’s exterior. Replaced were the existing 45,000 pieces of Carrera marble with architecturally unique glass spandrel panels designed by architects Moed De Armas and Shannon. The marble pieces and surrounding insulation were recycled and repurposed. Other significant changes benefitting the 8,000 tenants and 80,000 daily visitors include a refurbished main entrance, retail concourse, office lobbies, and common areas. The retail and complex enhancements were implemented by the production architects and construction team of B+H Architects and Ellis Don.

ACHIEVING LEED GOLD

Over and above the obvious aesthetic improvements are the enhancements made in the area of energy management and sustainable design. Aided by engineering teams from The Mitchell Partnership, The Aquila Group, and Halsall Associates, First Canadian Place achieved the prestigious Gold Level Certification for Leadership in Energy and Environmental Design (LEED Existing Buildings: Operations and Maintenance) awarded by the Canada Green Building Council.

“The strategic energy program was a major facet of this undertaking and we’re honoured to achieve LEED Gold certification for these efforts,” said Brian West, VP and General Manager of First Canadian Place. “Since the reduction program began in 2009, the building has curtailed energy consumption by an estimated 24%.”

[More information on the environmental initiatives implemented as part of this project is available on the company’s website: www.brookfieldcanadareit.com]

DOWNTOWN COMMUNITY INVESTMENT

Since it was built in 1975, First Canadian Place has held a prominent position in downtown Toronto an iconic business landmark. The investment made by Brookfield and its co-owners demonstrates its commitment to the downtown community it serves. Through its sustainable, cultural, and consumer-focused initiatives, First Canadian Place provides an urban space that is more than just an office tower. With over 80,000 commuters and users, just steps away from Union, King, and St. Andrew subway stations, First Canadian Place participates in the City of Toronto’s Smart Commute program, which works to improve commuting options for building tenants. A recent study shows that 90% of all building occupants arrive to work in a sustainable way, such as public transportation, cycling, walking or carpooling.

RETAIL AND SERVICES

A completely transformed Market Place adds to the retail concourse with Longo’s as the market’s newest food anchor complemented by destination independent stores such as Prairie Girl Cupcakes and Brick Street Bakery. A new addition this fall will be Kupfert and Kim, featuring a vegan menu.

Inspired by the building’s contemporary design, existing retailers such as Harry Rosen and Judith & Charles have expanded their stores, while numerous others have renovated their spaces.

In 2013, First Canadian Place will welcome Express, a popular US apparel brand, as well as Ontario’s First Cactus Club, a West Coast-based casual dining chain that originated in Vancouver.

The building offers a wide range of services making it a one-stop destination. Services include: an optometry clinic, tailors, a bank, a post office, a dental clinic, and The Adelaide Club: a revitalized health clinic, gym and spa. A new medical centre is scheduled to open its doors in 2013.

ARTS & EVENTS PROGRAM

The First Canadian Place Arts & Events Program is an ICSC award-winning contemporary program which features concerts, exhibitions and special events, committed to providing free arts programs to enrich the cultural lives of those who work in and visit the building.

The Waterfall Stage concert series showcases a wide-range of national and international talents. The Arts and Events Lunchtime Sessions at The Gallery feature Canadian celebrities, experts, and artists presenting a variety of topics: Fashion and Style, Home and Garden, Health, Food and Entertaining. The current gallery exhibition, The Quest for Beauty in a Garden, features work by Canadian digital photo-artist Elaine Waisglass.

“The goal of this rejuvenation process was to strengthen the brand DNA of First Canadian Place as an inspiring community for today’s business,” said Shopping Centre Director, Lucie Bisson. “We have met and exceeded our expectations, proudly offering tenants and consumers a vibrant urban space for shopping, dining and more. Along with the unveiling of the new renovation, we’re thrilled to introduce our new logo and brand strategy to the public.”

For more information on the rejuvenation program, please visit www.redefiningfirst.com.

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About Brookfield Canada Office Properties

Brookfield Canada Office Properties is Canada’s preeminent Real Estate Investment Trust (REIT). Its portfolio is comprised of interests in 28 premier office properties totaling 20.7 million square feet in the downtown cores of Toronto, Calgary, Ottawa and Vancouver. Landmark assets include Brookfield Place in Toronto and Bankers Hall in Calgary. For more information, visit www.firstcanadianplace.com or www.myfirstcanadianplace.ca

For further media information:

Nina Budman/Jessica McAfee

Budman and Associates

mail@budmanpr.com

416-515-7667

Matt Cherry

Brookfield Canada Office Properties

Matthew.cherry@brookfield.com

416-359-8593